Exhibit 99.1

GSX Techedu Inc. Announces Unaudited Financial Results

for the Third Quarter of 2019

— Company maintains over 4 times YoY top line and gross billings growth, along with 6th consecutive quarter of continued non-GAAP profitability —

Beijing, November 5, 2019 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Highlights for the Third Quarter Ended September 30, 20191

•	Net revenues increased 461.5% year-over-year to RMB557.0 million.

•	Gross billings[2] increased 419.5% year-over-year to RMB880.0 million.

•	Gross profit margin[3] increased to 71.9% from 62.2% in the same period of 2018.

•	Non-GAAP gross profit margin increased to 72.8% from 62.2% in the same period of 2018.

•	Loss from operations was RMB10.8 million, compared with income from operations of RMB0.1 million in the same period of 2018.

•	Non-GAAP income from operations increased to RMB7.4 million from RMB0.4 million in the same period of 2018.

•	Net income increased to RMB1.9 million from RMB0.7 million in the third quarter of 2018.

•	Non-GAAP net income increased to RMB20.1 million from RMB1.0 million in the same period of 2018.

•	Total enrollments increased 240.2% year-over-year to 820,000.

Highlights for the Nine Months Ended September 30, 20191

•	Net revenues increased 448.7% year-over-year to RMB1,179.8 million.

•	Gross billings[2] increased 428.0% year-over-year to RMB1,779.5 million.

•	Gross profit margin[3] increased to 71.2% from 60.6% in the same period of 2018.

•	Non-GAAP gross profit margin increased to 72.1% from 60.6% in the same period of 2018.

•	Income from operations increased to RMB48.1 million from a loss from operations of RMB4.6 million in the same period of 2018.

•	Non-GAAP income from operations increased to RMB85.1 million from a non-GAAP loss from operations of RMB3.3 million in the same period of 2018.

•	Net income increased to RMB52.2 million from a net loss of RMB3.3 million in the first nine months of 2018.

•	Non-GAAP net income increased to RMB89.1 million from a non-GAAP net loss of RMB2.0 million in the same period of 2018.

•	Total enrollments increased 238.1% year-over-year to 1,623,000.

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP gross profit, non-GAAP income from operations and non-GAAP net income exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

[3]	Defined as gross profit as a percentage of net revenues.

Financial and Operating Data—Third Quarter and First Nine Months of 2019

(In thousands of RMB, except for student enrollments and percentages)

	Three Months Ended September 30,
	2018	2019	Pct. Change
Net revenues	99,244	556,994	461.5%
Gross billings	169,446	880,042	419.5%
Gross profit margin	62.2%	71.9%	15.6%
Non-GAAP gross profit margin	62.2%	72.8%	17.0%
Income (loss) from operations	80	(10,815)	NM
Non-GAAP income from operations	442	7,424	1,750.0%
Net income	684	1,902	171.4%
Non-GAAP net income	1,046	20,141	1,910.0%
Total enrollments	241,000	820,000	240.2%

	Nine Months Ended September 30,
	2018	2019	Pct. Change
Net revenues	215,041	1,179,828	448.7%
Gross billings	337,013	1,779,510	428.0%
Gross profit margin	60.6%	71.2%	17.5%
Non-GAAP gross profit margin	60.6%	72.1%	19.0%
(Loss) income from operations	(4,619)	48,138	NM
Non-GAAP (loss) income from operations	(3,335)	85,060	NM
Net (loss) income	(3,324)	52,167	NM
Non-GAAP net (loss) income	(2,040)	89,089	NM
Total enrollments	480,000	1,623,000	238.1%

Larry Xiangdong Chen, GSX’s founder, Chairman and CEO, commented, “GSX had another great quarter with exponential growth, demonstrating our superior teaching quality and excellent customer experience. We are proud to see our net operating cash flow for the third quarter to reach approximately RMB287.8 million. We leverage speed, efficiency and effectiveness to gain insurmountable competitive advantage. We focus on achieving a steep but shorter learning curve. We make unremitting efforts to invest in all areas of content development and technology. We are fully committed to productivity improvements and take sustained massive action immediately. We will continue to invest strategically in our customer acquisition and R&D in 2019 and drive even greater engagement with our students and parents. We will continue to have our unwavering focus on the online live large-class tutoring to reap financial rewards.”

Shannon Shen, CFO of GSX, added, “We saw third quarter net revenues surpassed the high end of our guidance and strongly beat the street consensus, rising 461.5% YoY to RMB557 million. Revenue from our core business, the K12 after school tutoring, grew even faster, by 525.5%. Gross billings, an important leading indicator that provides significant visibility on our next quarter’s revenue, increased 419.5% YoY to RMB880 million. Thanks to the continuous upgrading of our corporate and organizational capabilities, as well as effective execution of our marketing strategy, we observed the remarkable growth in paid course enrollments. We also managed to post our sixth consecutive quarter of non-GAAP profitability, in a fiercely competitive landscape.”

Financial Results for the Third Quarter of 2019

Net Revenues

Net revenues reached RMB557.0 million, a 461.5% increase from RMB99.2 million in the third quarter of 2018. The increase was mainly driven by the growth in paid course enrollments for K-12 courses and a higher level of tuition fees that were charged to K-12 students.

Cost of revenues

Cost of revenues rose 316.8% to RMB156.7 million from RMB37.6 million in the third quarter of 2018. The increase was mainly due to an increase in compensation for instructors and tutors.

Gross Profit

Gross profit increased 548.8% to RMB400.3 million from RMB61.7 million in the third quarter of 2018. Gross profit margin increased to 71.9% from 62.2% in the same period of 2018, primarily as a result of economies of scale.

Non-GAAP gross profit increased 556.5% to RMB405.7 million from RMB61.8 million in the same period of 2018. Non-GAAP gross profit margin increased to 72.8% from 62.2% in the same period of 2018.

Operating Expenses

Operating expenses were RMB411.1 million, a 567.4% increase from RMB61.6 million in the third quarter of 2018.

Selling expenses increased to RMB330.4 million from RMB31.0 million in the third quarter of 2018. The rise was primarily a result of higher marketing expenses to expand the customer base and enhance the brand, as well as an increase in compensation to sales and marketing staff.

Research and development expenses increased 185.5% to RMB57.1 million from RMB20.0 million in the third quarter of 2018. The rise was primarily due to an increase in the number of course professionals, educational content professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased 122.6% to RMB23.6 million from RMB10.6 million in the third quarter of 2018. The rise in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel and an increase in compensation paid to general and administrative staff.

Income (Loss) from Operations

Loss from operations was RMB10.8 million, compared with income from operations of RMB0.1 million in the third quarter of 2018.

Non-GAAP income from operations increased to RMB7.4 million from RMB0.4 million in the third quarter of 2018.

Net Income

Net income increased to RMB1.9 million from RMB0.7 million in the third quarter of 2018.

Non-GAAP net income increased to RMB20.1 million from RMB1.0 million in the third quarter of 2018.

Cash Flow

Net operating cash flow for the third quarter of 2019 was approximately RMB287.8 million, a 379.7% increase from RMB60.0 million in the third quarter of 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS was RMB0.01 and RMB0.01, respectively, in the third quarter of 2019.

Cash and Cash Equivalents, and Short-Term Investments

As of September 30, 2019, the Company had RMB32.0 million of cash and cash equivalents and RMB1,014.6 million of short-term investments, compared with RMB33.3 million of cash and cash equivalents and RMB198.0 million of short-term investments as of December 31, 2018 and RMB60.1 million of cash and cash equivalents and RMB 1,686.5 million of short-term investments as of June 30, 2019. The decrease of the balance from June 30, 2019 was primary due to the purchase of wealth management products from Citibank, classified as long-term investments, of RMB1,057.3 million during the three months ended September 30, 2019.

Deferred Revenue

As of September 30, 2019, the Company’s deferred revenue balance was RMB778.3 million, an increase of 186.1% from RMB272.0 million as of December 31, 2018. Deferred revenue primarily consisted of tuition collected in advance of the fall semester.

Financial Results for the First Nine Months of 2019

Net Revenues

Net revenues reached RMB1,179.8 million, a 448.7% increase from RMB215.0 million in the first nine months of 2018. The increase was mainly driven by the growth in paid course enrollments for K-12 courses and a higher level of tuition fees that were charged to K-12 students.

Cost of revenues

Cost of revenues rose 300.8% to RMB339.9 million from RMB84.8 million in the first nine months of 2018. The increase was mainly due to an increase in compensation for instructors and tutors.

Gross Profit

Gross profit increased 545.1% to RMB839.9 million from RMB130.2 million in the first nine months of 2018. Gross profit margin increased to 71.2% from 60.6% in the same period of 2018, primarily as a result of economies of scale.

Non-GAAP gross profit increased by 551.9% to RMB850.1 million from RMB130.4 million in the same period of 2018. Non-GAAP gross profit margin increased to 72.1% from 60.6% in the same period of 2018.

Operating Expenses

Operating expenses were RMB791.8 million, an increase of 487.4% from RMB134.8 million in the first nine months of 2018.

Selling expenses increased to RMB598.9 million from RMB63.3 million in the first nine months of 2018. The rise was primarily a result of an increase in marketing expenses to expand the customer base and for brand enhancement, as well as an increase in compensation for sales and marketing staff.

Research and development expenses increased 170.9% to RMB128.7 million from RMB47.5 million in the first nine months of 2018. The increase was primarily due to an increase in the number of course professionals, educational content professionals and technology development personnel, as well as an increase in compensation paid to such staff.

General and administrative expenses increased 167.1% to RMB64.1 million from RMB24.0 million in the first nine months of 2018. The rise was mainly due to an increase in the number of general and administrative personnel and an increase in compensation paid to general and administrative staff.

(Loss) Income from Operations

Income from operations increased to RMB48.1 million from a loss from operations of RMB4.6 million in the first nine months of 2018.

Non-GAAP income from operations increased to RMB85.1 million from a non-GAAP loss from operations of RMB3.3 million in the first nine months of 2018.

Net (Loss) Income

Net income increased to RMB52.2 million from a net loss of RMB3.3 million in the first nine months of 2018.

Non-GAAP net income increased to RMB89.1 million from a non-GAAP net loss of RMB2.0 million in the first nine months of 2018.

Cash Flow

Net operating cash flow increased 490.6% to RMB546.3 million from RMB92.5 million in the first nine months of 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB0.17 and RMB0.15 respectively, in the first nine months of 2019.

Share count

As of September 30, 2019, the Company had 157,138,000 ordinary shares outstanding.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of 2019 are expected to be between RMB806 million and RMB826 million, representing a projected increase of 342.9% to 353.8% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The company will hold an earnings conference call on Tuesday, November 5, 2019, at 8:00 AM U.S. Eastern Time (9:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-902-4272

US: 1-888-346-8982

Hong Kong: 800-905945

Mainland China: 4001-201203

Passcode: GSX

A telephone replay will be available two hours after the conclusion of the conference call through November 12, 2019. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10136390

Additionally, a live and archived webcast of this conference call will be available at http://gsx.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2019 and GSX’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX Techedu Inc. is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP (loss) income from operations and non-GAAP net (loss) income, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over a period typically ranging from 1 to 6 months. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP (loss) income from operations and non-GAAP net (loss) income exclude share-based compensation expenses, and such adjustment has no impacts on income tax. GSX believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. GSX believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to GSX’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB 7.1477 to USD1.00, the effective noon buying rate for September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2019, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@baijiahulian.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	33,259	32,042	4,483
Short-term investments	197,991	1,014,633	141,952
Prepaid expenses and other current assets	48,841	188,456	26,366
Amounts due from related parties	710	—	—

Total current assets	280,801	1,235,131	172,801

Non-current assets
Operating lease right-of-use assets	—	213,993	29,939
Property, equipment and software, net	16,779	55,656	7,787
Intangible assets	237	125	17
Long-term investments	5,221	1,063,256	148,755
Goodwill	331	331	46
Deferred tax assets	31,266	40,061	5,605
Rental deposit	3,508	15,164	2,122
Other non-current assets	60	522	73

Total ASSETS	338,203	2,624,239	367,145

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB51,445 and RMB131,236 as of December 31, 2018 and September 30, 2019, respectively)	57,244	153,835	21,522
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	263,330	772,873	108,129
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	—	63,457	8,878
Income tax payable of the consolidated VIE without recourse to the Group	—	17,561	2,457
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB960 and RMB460 as of December 31, 2018 and September 30, 2019, respectively)	35,338	460	64

Total Current liabilities	355,912	1,008,186	141,050

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	8,711	5,439	761
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	—	146,627	20,514
Deferred tax liabilities of the consolidated VIE without recourse to the Group	59	31	4

TOTAL LIABILITIES	364,682	1,160,283	162,329

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	466,060	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares	60	104	15
Additional paid-in capital	—	1,875,721	262,423
Accumulated other comprehensive income	1,166	35,494	4,966
Accumulated deficit	(493,765)	(447,363)	(62,588)

TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(492,539)	1,463,956	204,816

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	338,203	2,624,239	367,145

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Net Revenues	99,244	556,994	77,926
Cost of revenues	(37,556)	(156,691)	(21,922)

Gross profit	61,688	400,303	56,004

Operating expenses
Selling expenses	(31,023)	(330,352)	(46,218)
Research and development expenses	(20,013)	(57,128)	(7,993)
General and administrative expenses	(10,572)	(23,638)	(3,307)

Total operating expenses	(61,608)	(411,118)	(57,518)

Income (Loss) from operations	80	(10,815)	(1,514)

Interest income	295	3,282	459
Realized gains from investments	—	1,903	266
Other income	—	1,463	205

Income (Loss) before provision for income tax and income from equity method investments	375	(4,167)	(584)

Income tax (expenses) benefits	(46)	5,471	765
Income from equity method investments	355	598	84

Net income	684	1,902	265

Less: Series A convertible redeemable preferred shares redemption value accretion	9,732	—	—

Net (loss) income attributable to GSX Techedu Inc.’s ordinary shareholders	(9,048)	1,902	265

Net (loss) income per ordinary share
Basic	(0.10)	0.01	0.01
Diluted	(0.10)	0.01	0.01

Net (loss) income per ADS
Basic	(0.07)	0.01	0.01
Diluted	(0.07)	0.01	0.01

Weighted average shares used in net (loss) income per share
Basic	92,224,998	157,090,261	157,090,261
Diluted	92,224,998	166,702,637	166,702,637

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenue	99,244	556,994	77,926

Add: VAT and surcharges	6,541	37,176	5,201
Add: ending deferred revenue	153,103	778,312	108,890
Add: ending refund liability	6,280	31,351	4,386
Less: beginning deferred revenue	91,951	503,655	70,464
Less: beginning refund liability	3,771	20,136	2,817

Gross billings (non-GAAP)	169,446	880,042	123,122

	For the three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Gross profit	61,688	400,303	56,004
Share-based compensation expense in cost of revenues	66	5,381	753

Non-GAAP gross profit	61,754	405,684	56,757

Income (Loss) from operations	80	(10,815)	(1,514)
Share-based compensation expenses	362	18,239	2,552

Non-GAAP income from operations	442	7,424	1,038

Net income	684	1,902	265
Share-based compensation expenses	362	18,239	2,552

Non-GAAP net income	1,046	20,141	2,817

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Net Revenues	215,041	1,179,828	165,064
Cost of revenues	(84,815)	(339,925)	(47,557)

Gross profit	130,226	839,903	117,507

Operating expenses
Selling expenses	(63,329)	(598,919)	(83,792)
Research and development expenses	(47,503)	(128,698)	(18,006)
General and administrative expenses	(24,013)	(64,148)	(8,975)

Total operating expenses	(134,845)	(791,765)	(110,773)

(Loss) income from operations	(4,619)	48,138	6,734

Interest income	529	6,923	969
Realized gains from investments	—	3,368	471
Other (expense) income	(50)	2,087	292

(Loss) income before provision for income tax and income from equity method investments	(4,140)	60,516	8,466

Income tax benefits (expenses)	506	(9,086)	(1,270)
Income from equity method investments	310	737	103

Net (loss) income	(3,324)	52,167	7,299

Less: Series A convertible redeemable preferred shares redemption value accretion	29,198	16,772	2,346
Less: Undistributed earnings allocated to the participating preferred shares	—	3,851	539

Net (loss) income attributable to GSX Techedu Inc.’s ordinary shareholders	(32,522)	31,544	4,414

Net (loss) income per ordinary share
Basic	(0.35)	0.25	0.04
Diluted	(0.35)	0.23	0.03

Net (loss) income per ADS
Basic	(0.23)	0.17	0.03
Diluted	(0.23)	0.15	0.02

Weighted average shares used in net (loss) income per share
Basic	92,224,998	125,462,376	125,462,376
Diluted	92,224,998	134,511,454	134,511,454

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenue	215,041	1,179,828	165,064

Add: VAT and surcharges	14,177	73,227	10,245
Add: ending deferred revenue	153,103	778,312	108,890
Add: ending refund liability	6,280	31,351	4,386
Less: beginning deferred revenue	46,307	272,041	38,060
Less: beginning refund liability	2,475	11,167	1,562
Less: deferred revenue from the acquisition of Shanghai Jinyou Education Technology Co., Ltd.	2,806	—	—

Gross billings (non-GAAP)	337,013	1,779,510	248,963

	For the nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Gross profit	130,226	839,903	117,507
Share-based compensation expense in cost of revenues	125	10,241	1,433

Non-GAAP gross profit	130,351	850,144	118,940

(Loss) income from operations	(4,619)	48,138	6,734
Share-based compensation expenses	1,284	36,922	5,166

Non-GAAP (loss) income from operations	(3,335)	85,060	11,900

Net (loss) income	(3,324)	52,167	7,299
Share-based compensation expenses	1,284	36,922	5,166

Non-GAAP net (loss) income	(2,040)	89,089	12,465